SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Initial Results of Rights Offering

São Paulo, May 21, 2007 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4) announced today that the initial subscription period for its preemptive rights offering as announced on April 13, 2007 expired on May 21, 2007.

Thus, as previously disclosed, any non-subscribed preferred shares and American Depositary Shares (ADSs), will be shared proportionally in a reoffering round among the shareholders and holders of ADSs who have indicated in their initial subscription the intention to subscribe additional preferred shares or ADSs.

The subscription for the reoffering round of preferred shares can be effected in certain branches of Banco Itáu S.A. on May 25 and 28, 2007. The Bank of New York, as rights agent, will subscribe for preferred shares in the reoffering round on behalf of ADS holders who have indicated in their initial subscription the intention to subscribe additional ADSs. The Company will opportunely disclose the amount of preferred shares and ADS subscribed in the initial subscription period. It will also opportunely disclose the number of preferred shares and ADS that can be subscribed in the reoffering round.

As previously disclosed, if not all preemptive rights for the subscription of preferred shares and ADSs are exercised after the reoffering round, the Board of Directors can reduce the size of the rights offering. After the announcement of any such decrease in the size of the offering, holders of the GOL’s preferred shares in Brazil will have the opportunity to reconsider their decision to subscribe for the preferred shares. This opportunity will not be granted to U.S. persons (as defined in Regulation S under the Securities Act of 1933, as amended) and other holders of our preferred shares and ADSs in the United States.

An immediately effective registration statement on Form F-3ASR has been filed with the U.S. Securities and Exchange Commission (SEC) regarding the preferred shares and ADSs to be offered in the United States of America. This press release does not constitute an offer to sell or the solicitation of an offer to buy preferred shares, ADSs or the related subscription rights in the United States or to U.S. persons (as such term is defined under Regulation S under the Securities Act, nor shall there be any sale of subscription rights, preferred shares or ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Copies of each of the Rights Documents may be obtained by calling the information agent, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or at (212) 929-5500 (call collect).

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
Ph: (5511) 3169 6800
E-mail: ri@golnaweb.com.br
Site: voegol.com.br/ir

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.